ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC

Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

July 19, 2007

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum & Morgan
(886) 2-2712-2558	(310) 785-0810

ASIA PACIFIC WIRE & CABLE

NOTICE OF ANNUAL GENERAL MEETING

NEW YORK, NY – July 19, 2007 – NOTICE IS HEREBY GIVEN that the annual general meeting of Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) (the “Company”) will be held at the offices of the Company on Friday, September 7, 2007 at 10:00 p.m. (Taipei time) / 10:00 a.m. (New York time).

The record date for the meeting is July 23, 2007. All shareholders as of the record date are invited to attend the meeting and vote their shares. Teleconference access will be provided for shareholders not wishing to attend the annual general meeting in person. Further details concerning the upcoming annual general meeting, including a formal notice, agenda and proxy statement, will be delivered to shareholders of the Company in the near future in accordance with the Company’s By-Laws and Bermuda Law. It is the Company’s intention that all shareholders of record as of the record date will receive a formal notice, agenda and proxy statement; however, the Company would like to remind each shareholder of its obligation to ensure that its address on record with the Company registrar or with its broker-dealer is correct.

The matters to be to be considered at the annual general meeting shall include (i) the adoption of Amended and Restated By-Laws, (ii) the election of directors and (iii) the appointment of auditors for past and current years.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.

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